

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Robert Kohn, CEO
BioPower Operations Corporation
5397 Lyons Rd., Suite 301
Coconut Creek, Florida 33073

> **Re:** **BioPower Operations Corporation**
> **Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note on pages 19-20 and elsewhere in your Form S-1 that your agreement with Clenergen Corporation covers Cuba and your agreement with Green Oil Plantations Ltd. covers the Caribbean, a region understood to include Cuba. Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any materials, goods, technology, information, and services that you have provided, or intend to provide, into Cuba, directly or indirectly; the nature and extent of any direct or indirect marketing or selling efforts in Cuba; and any agreements, commercial arrangements, or

other contacts you have had with the Cuban government or entities controlled by that government.

2. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the materials, goods, or technology you have provided or intend to provide, directly or indirectly, into Cuba, including any technology you have licensed from Clenergen Corporation and Green Oil Plantations Ltd., or products derived from such technology, are controlled items included in the Department of Commerce's Commerce Control List.

3. Please discuss the materiality of any contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. Address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba.

Prospectus Cover Page

4. Please revise the prospectus cover page to limit it to one page that includes the information required by Item 501(b) of Regulation S-K.

5. Please provide the disclosure required by Item 501(b)(3) of Regulation S-K. Consider providing such information in tabular format.

6. Briefly clarify whether the selling stockholders will bear any of the costs associated with the registration or offering of their shares.

Outside Back Cover Page of the Prospectus

7. Please revise to provide the legend required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

8. Please provide clear disclosure that Clenergen Corp. only began generating revenues in 2010. In addition, please provide the basis for the statement that "this process increases biomass yields by shortening the typical growth cycle resulting in up to a 40% increase over the normal growth rate of trees and grass or remove. We also note similar disclosure elsewhere in the prospectus.

9. Please revise the fifth paragraph to make it clear that even if you raise the entire $5 million, you will need substantial additional financing to implement your business plan to the point of operations.

Risk Factors, page 3

10. Please revise the second risk factor where you state that you have had limited operating history to reflect that you have had no operations to date. Revise other reference to operations in the risk factor section.

11. Remove the reference from the second risk factor on page six of your "vision of having billions of dollars of energy crops growing."

12. Please revise the last risk factor subheading on page six to clearly reflect the control of the company by officers and directors.

13. Consider adding a risk factor relating to the possibility that your licenses with Clenergen or Green Oil Plantations Ltd. could be terminated.

Use of Proceeds, page 10

14. Please revise the 50% column to clearly disclose the allocation of the entire $2.5 million. Currently this column only reflects $2 million of proceeds.

15. Please provide additional disclosure on how you intend to establish your "permanent" corporate headquarters. For example, describe whether the proceeds you have allocated to that line item will be used to rent or to buy property and how you arrived at the $50,000 amount. Please also discuss in greater detail the project development costs for energy crop growing operations.

16. We note that you have allocated significant amounts of proceeds to working capital. Please revise to provide more detailed disclosure on how you intend to allocate this money.

17. We note the disclosure on page 11 that management will accrue but not be paid their salary until you raise $2.5 million. To the extent compensation to officers or directors may be paid from the use of proceeds, please provide tabular disclosure.

18. Please explain why you have chosen not to increase expenditures on project development for energy crop growing operations between the 25% and 50% proceeds levels while allocating significant additional amounts to working capital.

19. Please discuss your planned use of proceeds in the event you sell less than 25% of the shares in this offering.

20. Clarify the distinction, if any, between "biomass operation[s]," as discussed in the first and fifth paragraphs of page 11 and "energy crop growing operations," as discussed in the second and third paragraphs of page 11.

21. We note your references on page 11 that that without additional funds it will be "more difficult to achieve profitability in the future, if ever." Please remove the references to profitability as there have been no revenues to date and no guarantee that you will ever achieve profitability.

22. We note your statements in the first and second paragraphs of page 11 that at the 25% proceeds level you would be able to commence development of your first biomass operation and at the 50% proceeds level you would have sufficient funds to "generally operate the Company for the first year." In light of this disclosure, please expand on your discussion of the 75% and 100% proceeds levels, which appear to only discuss milestones capable of being accomplished at lower levels of proceeds.

23. In this regard, clarify the length of time you anticipate being able to operate at the 75% and 100% proceeds levels. We note, for example, your statement in the sixth paragraph under Liquidity and Capital Resources on page 27 that offering proceeds of $5,000,000 "will be sufficient to initiate and sustain [y]our operations."

24. We note the disclosure in the second risk factor on page seven that "our management will retain broad discretion as to the use and allocation of the net proceeds from this offering, which allocation may be revised from time to time in response to certain contingencies discussed herein." Please remove this risk factor or revise the disclosure in the use of proceeds to discuss the certain contingencies specifically and the alternatives to such use in that event. See Instruction 7 to Item 504 of Regulation S-K.

Determination of Offering Price, page 12

25. Please reconcile the average price for the sale of the 85,100,000 shares of your common stock as stated in the first paragraph of this section ($0.0061 per share) with the price as stated in the last paragraph of page 13 ($0.0036 per share).

Dilution, page 12

26. In order to provide an investor a better understanding of how you determined both the numerator and denominator for your net tangible book value and related per share calculation, please provide a table reconciling the subsequent stock issuances to the financial statements included in your registration statement.

27. We note that you have determined purchasers of shares will experience dilution of $0.50 in net tangible book value per share. Based on the initial public offering price per share

of $0.50, less the pro forma net tangible book value per share after the offering of $0.05, it appears the dilution per share to new investors would be $0.45. Please advise or revise.

Selling Stockholders, page 14

28. Please identify those selling stockholders that have entered into the lockup agreement and state the date the agreement was entered into. In addition, file executed agreements for both lockup agreements, rather than the form of the agreements.

29. Please revise the selling shareholders table to reflect the 1 million shares of common stock that may be sold upon exercise of warrants.

30. Since there is no minimum in the company offering, please revise the table to reflect the percentage to be beneficially owned after this offering if the company does not sell any common stock.

Plan of Distribution, page 16

31. We note the disclosure in the risk factor on page nine regarding state registration or exemption of your offering and the disclosure on page 17. We also note the disclosure that you have not identified the specific states where the offering will be sold, and therefore, it appears that you have not registered or qualified for an exemption from registration in any states. Please explain how you plan to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C that the offering commence promptly upon effectiveness of the registration statement.

Description of Securities to be Registered, page 18
Warrants and Rights, page 18

32. Please describe the material terms of your outstanding warrants, including, for example, any expiration date or restrictions on exercise.

Information with Respect to the Registrant, page 19
Description of Business, page 19

33. Please reconcile your statement in the first paragraph that BioPower Corporation became a wholly-owned subsidiary with Note 1 to your financial statements on page F-7 that states BioPower Corporation was renamed BioPower Operations Corporation. In addition, please reconcile the disclosure in this section regarding the formation of BioPower Corp. with the disclosure provided in the Form 10-K for Clenergen Corp.

34. Given that you are a development stage company that has had no operations to date, please provide clear disclosure throughout the prospectus regarding this fact. For instance, your disclosure that "BioPower is a renewable energy company focused on

growing non-food energy crops – trees and grass which produce biomass feedstock which can be converted into electricity and biofuels" does not make it clear that you are a development stage company and that you have had no products or revenues to date.

35. Please provide a more detailed discussion of your proposed business, as required by Item 101(b)(4)(i) of Regulation S-K. In discussing your business plan, please discuss the anticipated time frame for each milestone, the anticipated costs of each milestone, and the expected source(s) of funding.

36. Exhibit 10.6 states that the company "has been established to … collaborate with Licensor [Clenergen] in developing biomass projects and gasification and steam process projects in exclusive territories." Please provide disclosure regarding the role of Clenergen in the formation of the company and any relationship between the companies, direct or indirect. In addition, provide a more detailed discussion of your plans regarding the gasification and steam process projects mentioned in this and the other license agreement. See Item 101(b)(4)(i) of Regulation S-K.

37. Please clarify the revenue that will be part of the royalty calculations under your license agreements in light of (a) the parties that entered into the license agreements with the licensors and (b) your corporate structure. For example, clarify whether "gross revenue" under the Clenergen and Green Oil Plantations licenses includes the company and all of its subsidiaries.

38. Please provide narrative disclosure regarding the various line items included in the outline on the bottom of page 21. Particularly, we note your reference to carbon credit financing, heating oil, gasification and steam. Provide clear disclosure that you have not commenced business operations to date and have not generated any revenues to date.

39. Please revise to provide more detailed disclosure on the five principal components of your business plan discussed at the top of page 22, the planned markets for your products and services, the proposed distribution methods, and the competitive business conditions in each of these markets. See Item 101(b)(4) of Regulation S-K.

40. It is unclear to us what differences may exist between the intellectual property licensed from Clenergen and that licensed from Green Oil Plantations Ltd. Also, it is unclear whether you intend to implement this intellectual property in a complementary fashion or separately. Please revise to clarify your planned implementation and use of the licensed intellectual property.

41. Please define "polyploid technology" as used in the second paragraph of page 22.

42. Please provide the basis for your statement in the last paragraph of page 22 that BIO's use of the licensed polyploidy technology will "set it apart from the majority of its potential competitors."

43. Please clarify your business plan for acquiring or establishing sources for your raw materials. For example, it is unclear why in the first paragraph of page 23 you reference Clenergen's production capability in India or Green Oil's intent to set up seedling operations near "each biomass project" and why you reference "what is presently available from [y]our suppliers." In this regard, clarify whether you intend to produce your own raw materials or acquire them from third parties.

44. We note that you discuss in the first paragraph of page 23 your intention to set up operations in the United States to produce your own seedlings. Please provide additional information on your plans, if any, to establish operations in any of the other exclusive territories described in your licenses.

45. We note that you will require governmental approval to grow energy crops. Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K.

46. Please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K regarding the costs and effects of compliance with environmental laws. The last risk factor on page four indicates that you will be subject to extensive air, water and other environmental regulations and will need to maintain a number of environmental permits to plant and operate our future plantations."

47. We note your statement in the sixth paragraph of page 23 that you "intend to use energy crops that have been approved for growing in the United States or that can meet the requirements of the USDA." Please discuss whether Paulownia, Melia dubia **and** Beema Bamboo have been approved in the United States or meet USDA requirements.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

48. We note your disclosure regarding your lock-up agreements in the penultimate paragraph of page 24. Please clarify the start date and end dates of the lockup agreements.

Management's Discussion and Analysis, page 26
Liquidity and Capital Resources, page 27

49. Please clarify what operations you are referring to when you state in the fifth paragraph of this section that amounts previously raised "are sufficient to commence and maintain the operations of the Company."

50. Please discuss the notes payable to related parties, as reflected in the financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 28

51. Please revise your descriptions of the business experience of your executive officers and directors to describe their business experience during the past five years as called for by Item 401(e) of Regulation S-K. In this regard we note that there are gaps in your description of the business backgrounds of Mr. Kohn and Mr. Shepherd during the past five years. Furthermore, we note that you have not provided specific positions and dates for the past five years of Ms. Nelson's background information.

52. We note your references to BioPower Corporation of Florida in Mr. Kohn's and Ms. Nelson's business backgrounds. Please clarify whether this is a reference to BioPower Corporation, your subsidiary. In this regard, if this is a separate entity, clarify how Mr. Kohn will manage his duties as an executive officer and director of BioPower Operations Corporation if his role with BioPower Corporation of Florida requires 100% of this time, as stated in the first sentence of his business background. This also seems to conflict with the next sentence that Mr. Kohn has been a consultant to Clenergen since November 2009.

53. Please disclose the amount and percent of time each officer devotes to your company.

54. Please remove the more detailed financial information from Mr. Sheperd's biography, such as the acquisition and transaction amounts and revenues of companies where Mr. Sheperd was employed. Such information does not present a complete understanding of those transactions, and are not relevant to this company's business.

55. Please define the term "BPO" in Mr. Shepherd's business background.

56. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company's business and structure, as required by Item 401(e) of Regulation S-K.

57. Please revise the disclosure in the third paragraph on page 29 to reflect the disclosure regarding the past ten years, rather than five years. We direct your attention to Item 401(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 30

58. Please provide the date corresponding to the first table on page 30.

59. Please provide clear disclosure of the beneficial ownership of the officers and directors. For instance, we note that Mr. Kohn's wife owns common stock. Yet the table only reflects direct ownership of Mr. Kohn. Mr. Kohn is deemed to beneficially own the shares held by his wife. Footnote disclosure should be added to clarify the nature of the

ownership. Also, the table should reflect the ownership by Mr. Kohn and Ms. Nelson of the preferred stock held through China Energy Partners. In addition, Ms. Nelson is not included in the beneficial ownership table, even though the disclosure on page 26 reflects that she is the control person for Riskless Partners LLC. Lastly, please include the amount and percent held by officers and directors as a group. See Item 403 of Regulation S-K.

60. Please explain the statement in the first footnote to the table that the percent of class is based on the total number of shares outstanding, but excludes 39,850,000 owned by certain related parties.

61. Please provide the address for each beneficial owner that is not an officer or director of the company.

Transactions with Related Persons, page 31

62. Please revise to disclose the related party transactions discussed in Note 4, Note 6 and Note 7 to your financial statements here as well. In this regard, such disclosure appears to be required by Item 404(d) of Regulation S-K.

Financial Statements
General

63. We note you provided the audited financial statements of BioPower Operations Corporation as of and for the period ended November 30, 2010. Please note that since (i) BioPower Operations Corporation was not incorporated until January 5, 2011 and (ii) the transaction to re-domicile BioPower Corporation to Nevada did not occur until January 6, 2011, the audited financial statements of BioPower Corporation as of and for the period ended November 30, 2010 should be included in your registration statement instead of those for BioPower Operations Corporation. Please advise or revise.

Notes to Financial Statements
Note 1 – Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations, page F-7

64. In connection with the comment above, please revise to clarify if any business activities related to BioPower were conducted by the owners prior to September 13, 2010. If not, a statement as such should be included.

Recent Sales of Unregistered Securities

65. Please discuss the sophistication of the shareholders in the private placements.

Signatures, page II-6

66. In your amended registration statement, please indicate on the signature page who has signed in the capacity of your controller or principal accounting officer.

Exhibits

67. We note that exhibits 3.1, 3.1(A), and 3.1(B) are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise.

68. Please file the warrant agreement to purchase 1,000,000 shares of your common stock as an exhibit.

69. Please revise the legality opinion filed as Exhibit 5.1 to also opine on the shares underlying the warrant.

70. We note that Exhibit 10.6 appears to be missing Schedule 1, please re-file this exhibit in its entirety with your amended registration statement.

71. Please file validly executed agreements for Exhibits 10.4, 10.5, 10.6, and 10.8.

72. It is unclear why your subscription agreement appears to contemplate unregistered sales of common stock and includes a representation that "the undersigned acknowledges that the Common Stock offered hereby will not be registered under the 1933 Act." Please substantially revise this agreement to coincide with the offering contemplated by your registration statement. In addition, please file the Confidential Prospective Purchaser Questionnaire referenced in the subscription agreement.

73. The representations specified in the subscription agreement requiring subscribers to represent that:
    - "investors will be required to represent that they are familiar with and understand the terms of this offering;"
    - "the undersigned fully understands the Offering Materials;" and
    - "The Undersigned has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Common Stock;"

    should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

74. We note in Section 1(a) that the execution of the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement. Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares.

75. Please reconcile the disclosure in Section 1(b) that investor "has been given the opportunity to ask questions of, and receive answers from the Company concerning the terms and conditions of this Offering and the Offering Materials and to obtain such additional written information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the same as the undersigned desires in order to evaluate the investment" and that "the undersigned has had the opportunity to discuss any questions regarding any of the Offering Materials with the undersigned's counsel or other advisor" with the statement in the prospectus that investors should rely only on the information in the prospectus and that you have not authorized anyone to provide investors with different information and with similar disclosure in the subscription agreement.

76. Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K as an exhibit to your amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director